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                          July 8, 2020

       Pamela Haley
       Chief Financial Officer
       Arcadia Biosciences, Inc.
       202 Cousteau Place, Suite 105
       Davis, CA 95618

                                                        Re: Arcadia
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 2, 2020
                                                            File No. 333-239641

       Dear Ms. Haley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael De Angelis,
Esq.